UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building, Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Attached hereto and incorporated by reference herein are a Proxy Statement and Proxy Card to be sent to shareholders in connection with the Company's Annual General Meeting of Shareholders scheduled for February 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

	By:	/s/ Ortal Klein

Ortal Klein, Adv.
January 23, 2014	Corporate Secretary

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum, 60972 Israel

___________________________

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) to be held at 10:00 a.m., Israel time, on February 24, 2014 at the Company's offices at Europark Yakum, France Building, Yakum, Israel. The purposes of the Meeting are (i) to receive and consider the Directors’ Report and Financial Statements of the Company for the fiscal year ended December 31, 2012, (ii) to re-elect directors to the Company’s Board of Directors, and (iii) to re-appoint the independent auditors of the Company for the year 2013. The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very Truly Yours,

Yitzhak Bader

Chairman of the Board of Directors

Yakum, Israel

January 23, 2014

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972 Israel

___________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) will be held at 10:00 a.m., Israel time, on February 24, 2014 at the Company's offices at Europark Yakum, France Building, Yakum, Israel, in order to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2012;

2.	To re-elect Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky, Avraham Meron, and Mordehay Ventura as members of the Board of Directors of the Company until the next annual shareholders meeting, in addition to the serving external directors of the Company; and

3.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2013; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the independent auditors for the year ended December 31, 2012.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Shareholders of record at the close of business on January 16, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

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Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by February 3, 2014.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

Yitzhak Bader

Chairman of the Board of Directors

Yakum, Israel

January 23, 2014

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ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972 Israel

___________________________

PROXY STATEMENT

For the Annual General Meeting of Shareholders

to be held on February 24, 2014

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by BNY Mellon (“BNY”), of Alon Blue Square Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on February 24, 2014 at 10:00 a.m. (Israel time) at the offices of the Company, at Europark Yakum, France Building, Yakum, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2012;

2.	To re-elect Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky, Avraham Meron, and Mordehay Ventura as members of the Board of Directors of the Company until the next annual shareholders meeting, in addition to the serving external directors of the Company; and

3.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2013; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the independent auditors for the year ended December 31, 2012.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two (2) business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, to the extent permitted by applicable law and stock exchange rules, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

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The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about January 23, 2014. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on January 16, 2014 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on January 14, 2014, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Items 2 and 3. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the Items considered at the Meeting, although they will be counted in determining whether a quorum is present.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of January 14, 2014, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

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Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.	47,957,264	(2)	72.71%

Alon Retail Ltd.	30,604,303	(3)	46.40%

Menorah Mivtachim Holdings Ltd.	5,222,315	(4)	7.92%

Directors and Officers of the Company as a group	699,117	(5)(6)	1.06%

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 Ordinary shares outstanding as of January 14, 2014 (excluding 207,433 Ordinary Shares held by the Company as treasury shares).

(2)	Alon Israel Oil Company Ltd. (“Alon”) may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. ("Voting Shares in Shibag") and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments (and which is the controlling shareholder of Bielsol Investments), and Shraga Biran is the controlling shareholder of Shibag Ltd.; D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	The shares are held by subsidiaries of Menora Mivtachim Holdings Ltd. (“Menora Holdings”), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd.[1], Shomera Insurance Company Ltd, and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Holdings is a publicly traded Israeli company (listed on the Tel Aviv Stock Exchange). Approximately 61.9% of Menora Holdings outstanding shares are held by Najaden Establishment and Palamas Establishment, foreign corporations, incorporated in Vaduz, Liechtenstein. These corporations are held in trust, and the heirs by will of the deceased Mr. Menachem Gurevitch are the sole beneficiaries. The remaining of the outstanding shares is held by the public.

Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Finance Ltd. and Shomera Insurance Company Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Mutual Funds Ltd. is a wholly owned subsidiary of Menora Mivtachim Finance Ltd. (which is wholly owned by Menora Holdings).

Part of the shares reported as owned by Menora Holdings via Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mutual Funds Ltd. are held on behalf of members of the public (customers on behalf of whom the above-mentioned companies invest) through various financial instruments, such as, among others - provident funds, mutual funds, pension funds and insurance policies. Each of the above-mentioned companies makes independent voting and investment decisions.

1 Menora Mivtachim Gemel Ltd. was merged into Menora Mivtachim Pensions Ltd., effective January 1, 2014. As a result, Menora Mivtachim Pensions Ltd. changed its name to Menora Mivtachim Pensions and Gemel Ltd.

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(5)	Represents shares owned by Mr. David Wiessman, the Company’s Chief Executive Officer, Chief Operating Decision Maker and director.

(6)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

ITEM 1 – CONSIDERATION OF THE AUDITORS’ REPORT

AND FINANCIAL STATEMENTS

At the Meeting, the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2012 will be presented, reviewed and considered.

ITEM 2 – RE-ELECTION OF DIRECTORS

The Board of Directors has nominated the six (6) persons named and described below to be re-elected as directors, in addition to the Company’s two external directors, David Alphandary and Uzi Baram, constituting the entire Board of Directors of the Company. All of the nominees currently serve as directors of the Company. The current shareholdings of Alon Israel Oil Company Ltd. and Alon Retail Ltd. empower it to elect all of the Company’s directors.

Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Avraham Meron and Mordehay Ventura and Ms. Diana Bogoslavsky have attested to the Board of Directors of the Company and the Company that they meet all the requirements in connection with the election of directors under the Israeli Companies Law, per the statement in the form attached hereto as Appendix A.

The members of the Board of Directors (including our external directors and expert external directors) other than the Chief Executive Officer, will continue to receive a director fee of NIS 110,800 per year and a meeting attendance fee of NIS 4,265 , which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second, third and fourth supplements to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors) 2000. These fees are adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors are also entitled to reimbursement of expenses incurred by them in connection with their service as directors.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board of Directors of the Company pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to the Company by the nominees.

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The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position

Yitzhak Bader	67	Chairman of the Board of Directors and Director
David Wiessman	59	Chief Executive Officer, Chief Operating Decision Maker (CODM) and Director
Shlomo Even	57	Director
Diana Bogoslavsky	55	Director
Avraham Meron	74	Director
Mordehay Ventura	59	Director

Yitzhak Bader has served as our Chairman of our Board of Directors since January 2013 and as a director since June 2003.  Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company LTD. and Joint Chairman of Dor Alon Energy In Israel (1988) Ltd., and a director in the following companies: Alon Retail, Mega Retail, Alon Natural Explorations Ltd., Dor Alon Retail Sites Management Ltd., Alon Natural Gas Explorations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pri-Gat Ltd., Rimon Counseling and Management of Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, One Technologies Software (ASD) Ltd., Gat Givat Haim Cooperative Society for Preservation of Agricultural Products Ltd., and Tnuva Central Cooperative for the Marketing of Agriculture Produce in Israel Ltd.

David Wiessman has served as the Company’s Chief Executive Officer since January 1, 2013 and as CODM since April 2011. Mr. Wiessman served as the Company's Executive Chairman of the Board of Directors from November 2005 until January 2013. Mr. Wiessman is also the Chairman of the board of directors of Mega Retail since March 12, 2007 and the Chairman of the board of directors of BSRE since December 21, 2005. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and active Joint Chairman of the board of directors of Dor Alon Energy In Israel (1988) LTD., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc. and Alon USA Partners GP, LLC, Director of Alon Natural Gas Explorations Ltd and Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc.

Shlomo Even has served as our director since June 2003.  Mr. Even is currently a certified and partner of the accounting firm of Tiroshi Even, and a director of the following companies: Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy In Israel (1988) LTD., Rosebud Real Estate Ltd., Dor Alon Retail Sites Management Ltd., Alon USA Energy Inc., Alon USA Operating Inc., Alon USA GP LLC, Alon USA Capital Inc., Alon Assets Inc. and Alon USA Inc. Mr. Even holds a B.A. degree in Accounting and Economics from Bar-Ilan University.

Diana Bogoslavsky has served as ourdirector since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry, in Dor Alon Energy In Israel (1988) LTD., Dor Alon Retail Sites Management Ltd., Alon Natural Gas Explorations Ltd. and as a director in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

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Avraham Meron has served as a Company director and a member of the audit committee since August 20, 2007. Mr. Meron is currently an independent advisor and is an external director in Africa Israel Properties Ltd., a member of the investments committee in Clal Finance group, and a director in A.I. America Israel Investments Ltd. For a period of 13 years, until October 2005, Mr. Meron served as senior vice president-finance of Africa Israel Investments Ltd.  Mr. Meron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Alon Blue Square. Mr. Meron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

Mordehay Ventura has served as the Company's director since March 22, 2012. Mr. Ventura has served as Chief Executive Officer of the Mishkey Hadarom Aguda Haklait Shitufit Ltd. (Mishkey Hadarom) since 2004, and currently serves as a director in Oil Holdings (Founded by the Kibbutzim Organizations) Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd., Dor Alon Retail Sites Management Ltd. Gan Smuel Mazon Ltd., Ganir (1992) Ltd., Hadarey Nitzanim Aguda Haklait Shitufit Ltd., Sivey Hadarom (S.D.) Ltd., Hanegev Aguda Haklait Shitufit Transport Company Ltd., Megadley Drom Yehuda Aguda Haklait Shitufit Ltd., Shkedey Drom Yehuda Aguda Haklait Shitufit Ltd., Zeitey Drom Yehuda Aguda Haklait Shitufit Ltd., Hazera (1939) Ltd., Megadley Zraim Ltd., the Egg and Poultry Board, Amal Darom Aguda Haklait Shitufit Ltd., Marbek Services and assets (2002) Ltd., Mishkey Dan Partnership, Dana Finance Services Ltd., Amber Machon Letaarovet Aguda Haklait Shitufit Merkazit Ltd., Alon USA Partners LP and Tnuva Holdings. Mr. Ventura holds a B.A. degree in Economics and Business Administration from the Rupin Academic Center in the Hefer Valley in Israel.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky, Avraham Meron and Mordehay Ventura be, and hereby is, each re-elected to hold office as a director of the Company until the close of the next annual general meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

ITEM 3 – RE-APPOINTMENT OF AUDITORS

Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for re-appointment as the auditors of the Company for the year ending December 31, 2013. Kesselman & Kesselman are the Company’s current auditors and have no relationship with the Company or with any affiliate of the Company, except as auditors.

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It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2013, and that the Audit Committee and the Board of Directors of the Company be, and hereby is, authorized to determine the compensation of the said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yitzhak Bader

Chairman of the Board of Directors

Dated: January 23, 2014

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Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Alon Holdings Blue Square – Israel Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 226[2], 226A[3] or 227[4] of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

2 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

3 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

4 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

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Annual Meeting of Shareholders of Alon Blue Square Israel Ltd.

Date: February 24, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES

☐ FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you with to withhold, as shown here:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual Meeting of Shareholders of Alon Blue Square Israel Ltd. to be held February 24, 2014 For Holders as of January 16, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time February 19, 2014.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2014 Mediant Communications LLC. All Rights Reserved

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Alon Blue Square Israel Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. New York City time on February 19, 2014)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of Alon Blue Square Israel Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on January 16, 2014 at the Annual General Meeting of the Shareholders of Alon Blue Square Israel Ltd. to be held at their executive offices on February 24, 2014 or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
ALON HOLDINGS BLUE SQUARE-LSRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903